As filed with the Securities and Exchange Commission on July 26, 2011

Securities Act File No. 333-157217

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form N-2
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Post-Effective Amendment No. 8

KEATING CAPITAL, INC.
(Exact name of registrant as specified in charter)

5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(720) 889-0139

(Address and telephone number,
including area code, of principal executive offices)

Timothy J. Keating
President and Chief Executive Officer
5251 DTC Parkway, Suite 1000
Greenwood Village, CO 80111
(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, DC 20004-2415
Tel: (202) 383-0100
Fax: (202) 637-3593

Approximate date of proposed public offering: Not applicable

It is proposed that this filing will become effective (check appropriate box): ☑ when declared effective pursuant to section 8(c).

EXPLANATORY NOTE
DEREGISTRATION OF UNSOLD SECURITIES

This Post-Effective Amendment relates to the Registration Statement on Form N-2 (File No. 333-157217) (the “Registration Statement”), registering the shares of common stock of Keating Capital, Inc. (the “Company”).  The Company completed its registered offering pursuant to this Registration Statement on June 30, 2011, with the final closing of escrowed funds occurring on July 11, 2011. As a result, this Post-Effective Amendment is being filed solely to deregister any and all shares of the Company’s common stock previously registered under the Registration Statement that remain unsold.

 Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 8 to this Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, in the State of Colorado, on July 26, 2011.

Keating Capital, Inc.

By:	/s/ Timothy J. Keating
Name:	Timothy J. Keating
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 8 to this Registration Statement on Form N-2 has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Timothy J. Keating
Timothy J. Keating	President and Chief Executive Officer and Director	July 26, 2011

/s/ Ranjit P. Mankekar
Ranjit P. Mankekar	Chief Financial Officer and Treasurer and Director	July 26, 2011

*
J. Taylor Simonton	Director	July 26, 2011

*
William F. Owens	Director	July 26, 2011

*
Andrew S. Miller	Director	July 26, 2011

*Signed by Timothy J. Keating pursuant to a power of attorney signed by each individual and filed with this Registration Statement on April 20, 2010.